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May 21, 2021

CONFIDENTIAL

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc

Confidential Submission of

Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s Class A ordinary shares, which have a par value of US$0.0001 per share. The ADSs are expected to be listed on the New York Stock Exchange or Nasdaq Global Market. Subject to market conditions and the resolution of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in September 2021.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted via EDGAR to the Commission in draft form and for the Staff’s review on a confidential basis. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

As an emerging growth company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020.

Resident Partners: Josef S. Athanas Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Simon J. Cooke	Simon M. Hawkins Sungjin Kang Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar	Qiuning Sun Terris C. C. Tang Allen C. Wang Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Benjamin B. R. Carale (New York) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California)	Benjamin P. Su (New York) Richard Watkins (England & Wales) Daying Zhang (New York)

May 21, 2021

If you have any questions regarding the Draft Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to accounting and auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosure

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Joseph Ichih Huang, Chief Financial Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Richard D. Truesdell, Jr., Esq., Partner, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Esq., Partner, Davis Polk & Wardwell LLP